VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

September 20, 2017

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                             Cannae Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed September 6, 2017

File No. 333-217886

Dear Ms. Parker:

On behalf of Cannae Holdings, Inc. (“Cannae” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 14, 2017 (the “Comment Letter”) with regard to Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-217886) filed by the Company on September 6, 2017 (as so amended, the “Registration Statement”). The responses are based on information provided to us by the Company.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 5”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 5 marked to indicate changes to the Registration Statement.  Terms used and not defined herein, but defined in Amendment No. 5, have the meanings given to such terms in Amendment No. 5. All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 5.

Selected Unaudited Pro-Forma Financial Data, page 56

1.                                      We note your response to our previous comment number 1, and your revised disclosure, however, we do not believe that the revised disclosure clearly explains why you believe FNFV LLC should be the accounting acquirer under the applicable authoritative guidance. Please revise your disclosure to provide this additional detail. Please refer to ASC 805-10-25-5 and 805-10-55-11 through 55-15. You also state that “Pursuant to the 99 Merger Agreement, FNF will exchange 100% of its ownership interest in 99 Restaurants for common share equivalents of J. Alexander’s”, please tell us in further detail how you determined the accounting treatment for this transaction.

The Company respectfully acknowledges the Staff’s comment and notes that it determined the 99 Merger will qualify as a business combination in accordance with ASC 805 as the 99 Merger includes the exchange of FNFV LLC’s equity interest in 99 Restaurants and other assets for a controlling equity interest in J. Alexander’s. The Company determined the accounting acquirer in accordance with ASC 805-10-25-5. This guidance states:

“The guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer — the entity that obtains control of the acquiree.  If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through 55-15 shall be considered in making that determination.  However, in a business combination in which a variable interest entity (“VIE”) is acquired, the primary beneficiary of that entity always is the acquirer.  The determination of which party, if any, is the primary beneficiary of a VIE shall be made in accordance with the guidance in the Variable Interest Entities Subsection of Subtopic 810-10, not by applying either the guidance in the General Subsections of that Subtopic, relating to a controlling financial interest, or in paragraphs 805-10-55-11 through 55-15.”

As a result of the transaction and in accordance with Subtopic 810-10, FNFV LLC will control J. Alexander’s through majority control of the voting shares and will therefore have a controlling financial interest in J. Alexander’s and consolidate J. Alexander’s into its results.

The Company further considered the guidance in ASC 805-10-55-11 through 55-15 and notes that FNFV LLC will be the accounting acquirer as FNFV LLC is expected to: (1) gain control of J. Alexander’s through its majority voting rights acquired by it and its majority-owned subsidiary FNH, collectively (ASC 805-10-55-12(a)), (2) have control over the composition of the board of directors of J. Alexander’s as a result of such majority voting rights (ASC 805-10-55-12(c)), (3) be the combining entity which dominates the composition of the Company’s senior management (ASC 805-10-55-15(d)), and (4) be the combining entity with larger relative size in terms of assets and revenues (ASC 805-10-55-13). Furthermore, FNFV LLC’s initiation of the transaction is a further indication of its identification as the accounting acquirer (ASC 805-10-55-14). The Company also considered ASC 805-10-55-11, 55-12(b), 55-12(e) or 55-15 and does not believe that they are determining factors in the accounting conclusions reached related the 99 Merger. As a result of these considerations, the Company expects to account for the transaction by applying the acquisition method with FNFV LLC recording the assets and liabilities of J. Alexander’s at fair value as of the acquisition date.

In response to the Staff’s comment, the disclosure explaining why FNFV LLC is expected to be the accounting acquirer has been revised on page 57 of Amendment No. 5.

2.                                      We note your response to our previous comment number 3. However, it appears that you have only partially addressed our comment. Accordingly, we partially reissue our previous comment. Please tell us and revise to disclose of how the fair value of all the acquired assets and liabilities, was calculated or determined.

In response to the Staff’s comment, the disclosure has been revised on page 60 of Amendment No. 5.

3.                                      We note from your disclosure on page 56 that under the terms of the 99 Merger Agreement, 99 Restaurants will be valued at an enterprise value of $199 million, which appears to be calculated based on the amount of J. Alexander shares issued to the Company valued at an agreed upon $11 per share. Please explain to us why you believe it is appropriate to determine the value of the 99 Restaurants based on the value of the equity issued by J. Alexander’s, rather than the value of the 99 Restaurant business. In this regard, ASC 805-30-30-7 indicates that the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. Also, please tell us why you believe it is appropriate to use $11 per share to value the J. Alexander’s equity interests, rather than the fair value of the shares at the date of acquisition. Your disclosure should also explain more clearly how you calculated or determined the value of the shares issued.

The Company respectfully acknowledges the Staff’s comment and clarifies that the value of 99 Restaurants was determined based on valuations and negotiations between the combining entities. The Company’s management also had access to the financial analyses provided to the Board of Directors of J. Alexander’s by a third party in connection with the transaction, which included  a selected public companies analysis, a selected comparable transaction analysis, and a discounted cash flow analysis. Based on information available to the Company, the total value of $199 million, consisting of $179 million of equity and $20 million of net debt, was deemed appropriate and the most reliable indication of the fair value of 99 Restaurants.

The $11 per share value was determined through such aforementioned negotiations between the participants and reflects a premium over the current trading value of J. Alexander’s Class A common stock of approximately 10%. The excess of the $11 per share negotiated value and the current trading value of J. Alexander’s Class A common stock represents a premium associated with obtaining its ownership interest in J. Alexander’s. The total value of $199 million consisting of the equity issued and debt assumed by J. Alexander’s is consistent with management’s internal valuations of the 99 Restaurants business.

With the information currently available, the pro-forma presentation reflects these related estimates of fair value, which will be adjusted with the consummation of the transaction.

In response to the Staff’s comment, the disclosure has been revised on page 57 of Amendment No. 5.

Summarized Pro Forma Balance Sheet, page 57

4.                                      We note your response to our previous comment number 4. You revised your disclosure to state “Estimated noncontrolling interest assumed is calculated as the total value of J. Alexander’s equity purchased of $179.0 million multiplied by the total percentage of equity held by minority interest holders of 47.5%.” Please provide us more detail on the calculation of noncontrolling interest, including an explanation of how the amount you paid for the 52.5% ownership interest in J. Alexander purchased is the same amount as the consolidated equity of J Alexanders as reflected in your pro forma financial statements.

The Company respectfully acknowledges the Staff’s comment and notes that noncontrolling interest (“NCI”) will be recorded at fair value based on ASC 805-20-30-7 and 30-8. The Company expects there to be two primary components to the NCI recorded.

The first component includes the Company’s minority interest in J. Alexander’s through the Company’s expected consolidated ownership of J. Alexander’s. The Company expects to control 52.5% of the outstanding shares directly and indirectly through FNFV LLC and FNH, respectively, which equates to a 47.5% noncontrolling interest in J. Alexander’s. Accordingly, the noncontrolling interest for this component of the Company’s minority interest in J. Alexander’s is expected to be calculated as follows:

Total J. Alexander’s Class A Shares Outstanding	14,695,176
FV per Share	$11.00
Total Fair Value of J. Alexander’s	$161,646,936
Percentage of Total Post-Merger Equity Owned by Minority Interests	47.5%
Expected Fair Value of Noncontrolling Interest	$76,782,295

The second component includes the noncontrolling interest related to the minority interest holders in FNH. As the Company has a 55% ownership interest in FNH, the portion of the J. Alexander’s held through FNH will have a separate NCI component. FNH will hold a 40.8% ownership in J. Alexander’s after consummation of the 99 Merger, and therefore the Company expects to record an additional 18.4% noncontrolling interest related to the Class B common stock owned by FNH. Accordingly, the noncontrolling interest for this component of the Company’s minority interest in J. Alexander’s is expected to be calculated as follows:

Total J. Alexander’s Class A Shares Outstanding	14,695,176
FV per Share	$11.00
Total Fair Value of J. Alexander’s	$161,646,936	A

Total J. Alexander’s Class A Shares Oustanding	14,695,176
Total Expected J. Alexander’s Class B Shares Post-Merger	16,272,727
Total Expected J. Alexander’s Class A and Class B Shares Post-Merger	30,967,903	B
Class B Shares Expected to be Held by FNH	12,636,000	C
Percentage of Post-Merger Equity Held by FNH	40.8%	D = C/B
Minority Interest Related to FNF Ownership of FNH	45.0%	E
Percentage of Total Post-Merger Equity Owned by Minority Interests	18.4%	F = D x E
Expected Fair Value of Noncontrolling Interest	$29,680,951	G = A x F

Additionally, the Company expects to record approximately $10.4 million of additional noncontrolling interest related to the reduction in the Company’s consolidated ownership of the economic interests in 99 Restaurants.

Accordingly, the Company expects to record the total of all components above which the Company expects to result in the recording of approximately $116.8 million of noncontrolling interest.

In response to the Staff’s comment, the disclosure has been revised on pages 59 and 60 of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 79

5.                                      We note that you have not included pro forma presentation of the pending T-System merger in the unaudited pro forma financial statements. Please note that if this acquisition meets the significance threshold in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X, pro forma financial statements should be included under Article 11 of Regulation S-X. Please confirm to us that you have evaluated this acquisition under the guidance and it does not meet the significance thresholds. Alternatively, please include pro forma financial information reflecting this pending acquisition.

The Company respectfully acknowledges the Staff’s comment and confirms that it has evaluated the T-System merger in accordance with the thresholds in Rule 11-01(b) and Rule 1-02(w) of Regulation S-X. The Company does not expect T-Systems to meet any of the 20% significance thresholds as it is expected that the Company’s investment in T-Systems will represent approximately 14% of the Company’s total assets, T-Systems assets will represent approximately 9% of the Company’s total assets, and T-Systems earnings from continuing operations will represent approximately 10% of the Company.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or my colleague Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Aamira Chaudhry

Staff Accountant

SEC

Claire Erlanger

Staff Accountant

SEC

Donald E. Field

Staff Attorney

SEC

Michael Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP